UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012

Commission file number 0-12602

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and Chief Executive Officer

Date: June 4, 2012

(Summary English Translation of the Notice of the 100th Ordinary General Meeting of Shareholders Originally Issued in Japanese Language)

MAKITA CORPORATION

(Stock code: 6586)

June 4, 2012

To the Shareholders of

MAKITA CORPORATION

NOTICE OF THE 100TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

You are respectfully requested to attend the 100th Ordinary General Meeting of Shareholders of MAKITA CORPORATION, which is hereby announced.

If you do not expect to attend the meeting, you may exercise your voting rights through the enclosed voting form. Please review the accompanying information and send the enclosed voting form to us by return mail after indicating your vote for or against the proposition.

Masahiko Goto President MAKITA CORPORATION 3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, 446-8502, Japan

1. Date and Time:	10 a.m., Tuesday, June 26, 2012

2. Place:	Head Office of MAKITA CORPORATION, 5th Floor 3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, 446-8502, Japan

3.	Agenda:
Items to be Reported:
1.

The Business Report, Consolidated Financial Statements for the 100th term (from April 1, 2011 to March 31, 2012) and the Audit Reports on such Consolidated Financial Statements by the Accounting Auditors and the Board of Statutory Auditors

2.	The Non-consolidated Financial Statements for the 100th term

Items to be Resolved:
No.1	Appropriations of Surplus
No.2	Election of 3 Statutory Auditors
No.3	Payment of Bonus to Directors

BUSINESS REPORT

(From April 1, 2011 to March 31, 2012)

1. Matters on the Current Status of Makita

(1) Progress and Results of Operations

In the term ended March 31, 2012, the economy in Western Europe, which was once on a recovery trend, slowed down due to the effects of financial crisis etc. However, German economy grew steadily, supported by strong exports due to the depreciation of the euro. The Russian economy continued to be in good condition thanks to rising crude oil prices. In the United States, the economy remained sluggish because the housing market was still weak, though consumer spending showed some signs of recovery. In Asia and Central and South America, robust capital investments and favorable exports kept the economy growing, but the growth pace slowed due to credit tightening in China and Brazil and the flooding in Thailand. In Japan, the economy didn’t attain the full-scale recovery because exports remained weak due to the yen’s unprecedented appreciation against the Euro and the U.S. dollar, though consumer spending gradually recovered after the Great East Japan Earthquake in March 2011.

Under these circumstances, in development side, Makita Corporation (the “Company”) and its consolidated subsidiaries (collectively “Makita”) continuously expanded its product lines, including those of power tools, rechargeable tools and gardening equipment through the development of smaller and lighter tools or tools with lower noise and vibration. In addition, we set up a development and experimental center for gardening equipment at Nisshin Office (Aichi) in October 2011 to upgrade and extend the product line-ups of engine-powered gardening equipment. In production side, we strengthened our quality control system to continuously produce high-quality brands, while improving a production system so that we could flexibly respond to a change in demand. In sales side, we improved the sales network in China and set up a subsidiary in Slovenia to strengthen its sales system in Balkan countries. Through these steps, we strove to maintain and improve our system of providing sales and after-sales services from immediate proximity to the customers, which had already been our forte.

Our consolidated net sales for this year increased by 8.5% to 295,711 million yen compared to the same period of the previous year. This was because of the rollout of attractive new products as well as the success in expanding sales by making the most of our sales and after-sales service structures that have always been our strong point, although the yen’s appreciation resulted in a decline in our overseas sales. Operating income increased by 15.8% to 48,516 million yen (operating income ratio: 16.4%). This was mainly because of a leap in capacity utilization at the plant as well as an increase in net sales. Meanwhile, because of an increase in non-operating expenses, such as foreign exchange losses of 2,150 million yen due to a drastic appreciation of the yen and realized losses on securities of 652 million yen due to a fall in share prices, income before income taxes and net income attributable to Makita Corporation increased by 9.9% to 46,963 million yen (income before income taxes ratio: 15.9%) and by 8.7% to 32,497 million yen (net income attributable to Makita Corporation ratio: 11.0%), respectively.

Net sales results by region were as follows:

Net sales in Japan increased by 15.4% to 53,175 million yen compared to the same period of the previous year, a record amount. This was because of the favorable sales of lithium-ion battery products, the best product line-ups in the industry, and increased demand from post-quake restoration and reconstruction efforts.

Net sales in Europe increased by 6.3% to 123,251 million yen compared to the same period of the previous year. This was due to steady sales in Russia, though demand in Western countries, such as Germany and the U.K., slowed down in the latter half of the current year.

Net sales in North America increased by 1.0% to 37,475 million yen compared to the same period of the previous year. This was primarily because our sales, mainly lithium-ion battery products, remained robust amid sluggish housing market, though our sales suffered a decline in value due to the yen’s appreciation.

Net sales in Asia increased by 12.7% to 26,013 million yen compared to the same period of the previous year. This was because demand steadily recovered in Southeast Asian countries, though China’s tight credit policy and Thailand’s flooding affected our sales.

Sales situation in other regions are as follows. Net sales in Central and South America and Oceania increased by 15.2% to 23,370 million yen and by 15.6% to 17,780 million yen, respectively, compared to the same period of the previous year, because demand was strong in both regions. Net sales in the Middle East and Africa decreased by 0.5% to 14,647 million yen, because economic activities stagnated due to political uncertainty.

Overall, overseas sales accounted for 82.0% of total sales.

(2) Management Challenges

In developed countries, competition among companies is expected to intensify further because recovery of demand will remain moderate. In emerging countries including Asia where construction demand is expected to expand continuously, markets with a strong orientation toward low-price products are likely to emerge. With trends in crude oil prices and the foreign exchange rates being unpredictable, Makita is expected to continue facing a challenging business environment.

Based on these situations, Makita aims to build a strong brand equity and to become a “Strong Company”, in other words, to become a company that can obtain and maintain worldwide market leadership as a global total supplier of power tools for professional use, pneumatic tools, and gardening equipment etc. through actively making the following efforts:

(i)

Developing new products that fully satisfy professional users by reinforcing its R&D and product development activities to deliver more user-friendly and earth-conscious power tools and gardening equipment.

(ii)	Upgrading global production organizations, which would enable Makita to respond to changing demand conditions and to achieve high quality and price competitiveness of its products; and
(iii)	Strengthening sales activities to professional users and maintaining and improving its sales and after-sales service systems, which hold leading positions in the industry.

Makita will strive to maintain a solid financial position enabling it to implement these measures, which, we believe, will lead to enhancing customer satisfaction and raising Makita’s position in the industry, resulting, in turn, in the improvement of its corporate value.

In closing, we would like to thank you for your ongoing support and ask you for continued backing.

(3) Capital Expenditures

During the term, Makita allocated 13,481 million yen for its capital expenditures. These funds used by the Company amounted to 3,865 million yen. This reflected mainly capital expenditures for set up a development and experimental center for gardening equipment, and metal molds for new products. These funds also used by subsidiaries amounted to 9,616 million yen. This reflected mainly capital expenditures for buildings, machinery equipments and metal molds of China plant, and for land and buildings of Thai plant.

(4) Financial Position and Results of Operations for the Recent 3 Terms

Description	97th term (ended March 31, 2009)	98th term (ended March 31, 2010)	99th term (ended March 31, 2011)	100th term (ended March 31, 2012)
Net sales (Millions of Yen)	294,034	245,823	272,630	295,711
Operating income (Millions of Yen)	50,075	30,390	41,909	48,516
Income before income taxes (Millions of Yen)	44,443	33,518	42,730	46,963
Net income attributable to Makita Corporation (Millions of Yen)	33,286	22,258	29,905	32,497
Earning per share (Basic) Net income attributable to Makita Corporation common shareholders (yen)	236.88	161.57	217.08	236.78
Total assets (Millions of Yen)	336,644	349,839	372,507	383,256
Total Makita Corporation Shareholders’ equity (Millions of Yen)	283,485	297,207	307,149	321,253

Notes:	1.	Consolidated financial statements are prepared in accordance with United States Generally Accepted Accounting Principles.
	2.	Earning per share (Basic) Net income attributable to Makita Corporation common shareholders is calculated based on the average number of outstanding shares during the term.
	3.	Amounts of less than 1 million yen have been rounded.

(5) Significant Subsidiaries

Company Name	Capital (thousands)		Proportion of Ownership and Voting interest (%)	Principal Business
Makita U.S.A. Inc.	USD	161,400	100.0	Sales of electric power tools
Makita (U.K.) Ltd.	GBP	21,700	100.0*	Sales of electric power tools
Makita France SAS	EUR	12,436	55.0*	Sales of electric power tools
Makita Werkzeug G.m.b.H (Germany)	EUR	7,669	100.0*	Sales of electric power tools
Makita Oy (Finland)	EUR	100	100.0*	Sales of electric power tools
Makia Gulf FZE (U.A.E.)	AED	22,391	100.0	Sales of electric power tools
Makita (China) Co., Ltd.	USD	72,000	100.0	Manufacture and sales of electric power tools
Makita (Kunshan) Co., Ltd.	USD	25,000	100.0	Manufacture of electric power tools
Makita (Australia) Pty. Ltd.	AUD	13,000	100.0	Sales of electric power tools
Makita do Brasil Ferramentas Elétricas Ltda.	BRL	87,943	99.9	Manufacture and sales of electric power tools

Note: The Proportion of Ownership and Voting interest with asterisks include the shares owned by the subsidiaries.

(6) Principal Operations

Makita is primarily involved in the production and sales of electric power tools such as cordless impact drivers, rotary hammers, circular saws and angle grinders, pneumatic tools such as air nailers and tackers, gardening equipment such as hedge trimmers and petrol brushcutters, and household tools such as cordless cleaners.

(7) Principal Sales Offices and Plants

1. Makita Corporation

Head office	Anjo (Aichi)
Sales offices	Tokyo, Nagoya, Osaka
Plant	Okazaki (Aichi)

2. Subsidiaries

Name	Location
For Sales
Makita U.S.A. Inc.	Los Angeles (United States)
Makita (U.K.) Ltd.	London (United Kingdom)
Makita France SAS	Bussy Saint-Georges (France)
Makita Werkzeug G.m.b.H	Ratingen (Germany)
Makita Oy	Helsinki (Finland)
Makita Gulf FZE	Dubai (U.A.E.)
Makita (Australia) Pty. Ltd.	Sydney (Australia)

For Production and Sales
Makita (China) Co., Ltd.	Kunshan, Jiangsu (China)
Makita do Brasil Ferramentas Elétricas Ltda.	Ponta Grossa (Brazil)

For Production
Makita (Kunshan) Co., Ltd.	Kunshan, Jiangsu (China)

(8) Employees

1. Employees of Makita

Number of Employees	Increase/Decrease
12,563	509 (Increase)

2. Employees of the Company

Number of Employees	Increase/Decrease	Average Age	Average Years of Service
2,807	28 (Decrease)	40.7	18.9

2. Shareholding Status of the Company

(1) Total Number of Shares Authorized to be Issued by the Company:	496,000,000 shares

(2) Total Number of Outstanding Shares:	135,750,518 shares (excluding treasury stock of 4,258,242 shares)

(3) Number of Shareholders:	14,334

(4) Major Shareholders:

Name of Shareholders	Number of shares held (thousands of shares)	Percentage (%)
The Master Trust Bank of Japan, Ltd. (Trust account)	9,041	6.65
Japan Trustee Services Bank, Ltd. (Trust account)	7,593	5.59
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	4,213	3.10
Makita Cooperation Companies’ Investment Association	4,075	3.00
Maruwa, Ltd.	4.069	2.99
Nippon Life Insurance Company	4,013	2.95
JPMorgan Chase Bank 380055	3,041	2.24
Sumitomo Mitsui Banking Corporation	2,900	2.13
National Mutual Insurance Federation of Agricultural Cooperatives	2,439	1.79
Masahiko Goto	1,987	1.46

Note:	The Percentage is calculated based on the total number of outstanding shares (excluding treasury stock) at the end of the term.

(5) Other Important Matters Concerning Shares

The Company purchased 2,000,000 shares of common stock for the total amount of 5,033 million yen through market transactions for the period from December 26, 2011 through January 10, 2012, pursuant to the resolution of the Board of Directors on December 22, 2011, in accordance with Article 165, Paragraph 2 of the Companies Act and Article 7 of the Articles of Incorporation of the Company, in order to enhance the performance of flexible capital management corresponding to the change in the business environment and the increase of the shareholders value through the improvement of capital efficiency.

3. Directors and Statutory Auditors of the Company

(1) Directors and Statutory Auditors

Title	Name	Position at the Company and Important Concurrent Posts
President*	Masahiko Goto
Director Managing Corporate Officer	Yasuhiko Kanzaki	In charge of International Sales and General Manager of International Sales Headquarters: Europe, the Middle East, Africa Region
Director Managing Corporate Officer	Tadayoshi Torii	In charge of Production and General Manager of Production Headquarters
Director Managing Corporate Officer	Shiro Hori	In charge of International Sales and General Manager of International Sales Headquarters: America, Asia and Oceania Region
Director Corporate Officer	Tomoyasu Kato	General Manager of Research and Development Headquarters
Director Corporate Officer	Tadashi Asanuma	In charge of Domestic Sales and General Manager of Domestic Sales Marketing Headquarters
Director Corporate Officer	Hisayoshi Niwa	General Manager of Quality Headquarters
Director Corporate Officer	Shinichiro Tomita	General Manager of Purchasing Headquarters
Director Corporate Officer	Tetsuhisa Kaneko	General Manager of Production Headquarters (in charge of China plant)
Director Corporate Officer	Yoji Aoki	General Manager of Administration Headquarters
Director	Motohiko Yokoyama	Chairman and Representative Director of JTEKT Corporation Chairman of the Japan Machine Tool Builders’ Association
Standing Statutory Auditor	Toshihito Yamazoe
Standing Statutory Auditor	Haruhito Hisatsune
Statutory Auditor	Masafumi Nakamura	Representative of Masafumi Nakamura Accountancy Firm Council member of The Japanese Institute of Certified Public Accountants Professor in Graduate School of Business at Aichi Shukutoku University
Statutory Auditor	Michiyuki Kondo	Representative of Kondo Michiyuki Law Firm

Notes: 1.	The asterisk denotes Representative Director.
2.

In order to promote swift execution of group strategies and strengthen the business affairs of Makita, the Company has introduced the corporate officer system. Corporate officers consist of 16 members including 10 directors excluding 1 outside director.

3.	Changes in important concurrent posts during the term

On June 28, 2011, the following change in Director’s important concurrent post was made.

Name	After	Before
Motohiko Yokoyama	Chairman and Representative Director of JTEKT Corporation	Vice Chairman and Representative Director of JTEKT Corporation

4.	Changes in important concurrent posts after the term

On April 1, 2012, the following change in Statutory Auditor’s important concurrent posts was made.

Name	After	Before
Masafumi Nakamura	Professor of Faculty of Business at Aichi Shukutoku University	Professor of Graduate School of Business at Aichi Shukutoku University

5.	Mr. Motohiko Yokoyama is an Outside Director.
6.	Mr. Haruhito Hisatsune, Mr. Masafumi Nakamura, and Mr. Michiyuki Kondo are Outside Statutory Auditors.
7.

The Company has designated Mr. Motohiko Yokoyama, a Director, and Mr. Haruhito Hisatsune, Mr. Masafumi Nakamura and Mr. Michiyuki Kondo, Statutory Auditors, as the “Independent Director(s)/Statutory Auditor(s)” as required by the regulations of the Tokyo Stock Exchange, Inc. and the Nagoya Stock Exchange, Inc. and made required notification therefor to these Stock Exchanges.

8.	Mr. Haruhito Hisatsune, Standing Statutory Auditor, has a substantial amount of expertise in finance and accounting, through experience working at financial institution for many years.
9.	Mr. Masafumi Nakamura, Statutory Auditor, is a certified public accountant and has a substantial amount of expertise in finance and accounting.

(2) Total Amounts of Compensation and Bonus to Directors and Statutory Auditors

Classification	Total amounts of Compensation (Millions of Yen)	Total amounts of each type of Compensation and Number of payment recipients
		Base Compensation (Millions of Yen)	Number of payment recipients	Bonuses (Millions of Yen)	Number of payment recipients
Directors	284	156	11	128	10
Statutory Auditors	41	41	4	-	-
Total	325	197	15	128	10

Notes:	1.	The aggregate amount of base compensation includes the amount of 31 million yen paid to Outside Executives (1 Outside Director and 3 Outside Statutory Auditors).
	2.	Other than the above, the amount of 85 million yen was paid to 6 Directors who concurrently serve as employees as employee salaries (including bonuses).
	3.

The maximum amounts of annual compensation for all Directors and Statutory Auditors, each of which was approved by a resolution passed at the Ordinary General Meeting of Shareholders held in May 1989, is 240 million yen (excluding bonuses and the amounts paid to Directors who concurrently serve as employees as employee salaries) and 60 million yen, respectively.

(3) Decision-Making Policy on Compensation for Directors and Statutory Auditors

Monthly compensation for the Directors is in the form of fixed compensation, as the consideration for each Director’s performance of business in charge and responsibility therefor. After the termination of the retirement allowance plan for Directors and Statutory Auditors by resolution of the General Meeting of Shareholders held on June 29, 2006, the compensation program linked to the Company stock price was introduced as part of director’s compensation. The Directors acquire the Company stock by making contributions to the Executive Stock Ownership Plan in an amount equal to the retirement bonuses added to Directors’ monthly compensation. Acquired stock for this purpose is retained by the Directors during their tenure. The introduction of this system effectively links a part of director’s compensation to the Company stock price, providing further transparency of Directors’ managerial responsibility to improve the Company’s enterprise value.

For the purpose of enhancing corporate governance, the bonuses to Directors are to be paid to the Directors who are responsible for the consolidated business results, other than the Outside Directors, and are linked to consolidated business results so that the relevant Directors share the risks and returns with the shareholders.

Full amount of the compensation to Statutory Auditors is fixed so that the independence of the Statutory Auditors from the management can be secured and the specific amount for each Statutory Auditor is decided through discussions among Statutory Auditors.

(4) Outside Director and Statutory Auditors

1.	Director, Motohiko Yokoyama

(i) Relation between important organization of concurrent post and the Company

Makita purchases parts, machinery and equipment, and accepts seconded employees from JTEKT Corporation and its group companies, but the amount of purchase during the term was 633 million yen, which is insubstantial in that it constitutes approximately 0.2% of Makita’s consolidated net sales and less than 0.1% of JTEKT Group’s consolidated net sales.

(ii) Major activities during the term

Mr. Yokoyama attended 9 of 13 meetings of the Board of Directors (attendance rate: 69%) during the term. At the attended meetings, he expressed his opinions as necessary from the top management perspective of the core company of Toyota Group which is a world’s leading corporate group.

(iii) Outline of Liability Limitation Agreement

With respect to liabilities set forth in Article 423, Paragraph 1 of the Companies Act, the Company has entered into a liability limitation agreement with Mr. Yokoyama which limits the maximum amount of his liabilities to the total amount provided for in each of the items of Article 425, Paragraph 1 of the Companies Act.

2.	Statutory Auditor, Haruhito Hisatsune

(i) Major activities during the term

Mr. Hisatsune attended all meetings of the Board of Directors and of the Statutory Auditors. At the attended meetings, he expressed his opinions from his independent position as necessary.

(ii) Outline of Liability Limitation Agreement

With respect to liabilities set forth in Article 423, Paragraph 1 of the Companies Act, the Company has entered into a liability limitation agreement with Mr. Hisatsune which limits the maximum amount of his liabilities to the total amount provided for in each of the items of Article 425, Paragraph 1 of the Companies Act.

3.	Statutory Auditor, Masafumi Nakamura

(i) Relation between important organization of concurrent post and the Company

There is no special interest between important organization of concurrent post and the Company.

(ii) Major activities during the term

Mr. Nakamura attended 11 of 13 meetings of the Board of Directors (attendance rate: 85%) and all meetings of the Statutory Auditors during the term. At the attended meetings, he expressed his opinions from the professional perspective of certified public accountant.

(iii) Outline of Liability Limitation Agreement

With respect to liabilities set forth in Article 423, Paragraph 1 of the Companies Act, the Company has entered into a liability limitation agreement with Mr. Nakamura which limits the maximum amount of his liabilities to the total amount provided for in each of the items of Article 425, Paragraph 1 of the Companies Act.

4.	Statutory Auditor, Michiyuki Kondo

(i) Relation between important organization of concurrent post and the Company

There is no special interest between important organization of concurrent post and the Company.

(ii) Major activities during the term

Mr.Kondo attended all meetings of the Board of Directors and of the Statutory Auditors. At the attended meetings, he expressed his opinions from the professional perspective of attorney at law.

(iii) Outline of Liability Limitation Agreement

With respect to liabilities set forth in Article 423, Paragraph 1 of the Companies Act, the Company has entered into a liability limitation agreement with Mr. Kondo which limits the maximum amount of his liabilities to the total amount provided for in each of the items of Article 425, Paragraph 1 of the Companies Act.

4. Accounting Auditor

(1) Name of Accounting Auditor: KPMG AZSA LLC

(2) Compensation and Other Amounts

Amount of payment (Millions of Yen)
1. Compensation and other amounts to the Accounting Auditor for the term	306
2. Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the Accounting Auditor	343

Notes:	1.

As the audit agreement between the Company and its accounting auditors does not differentiate compensation for audit under the Companies Act from the one for audit under Financial Instruments and Exchange Law, the amount shown in 1. above represents total compensation and other amounts for both audits.

	2.	KPMG AZSA LLC is a member firm in Japan of KPMG International and the accounting audits of all principal subsidiaries of the Company are conducted by member firms of KPMG International.

(3) Contents of Non-Audit Services

The Company commissions KPMG AZSA LLC, with compensation, advisory services concerning a shift to the International Financial Reporting Standards (IFRS).

(4) Decision-Making Policy on Dismissal or Non-Reappointment of Accounting Auditor

If the accounting auditor falls under any of the events prescribed in each of the items of Article 340, Paragraph 1 of the Companies Act, the Board of Statutory Auditors shall dismiss such accounting auditor with the consent of all the Statutory Auditors. In the case of such dismissal, such dismissal and reasons therefor shall be reported to the first General Meeting of Shareholders to be held after such dismissal.

In addition, if it is identified as difficult for the accounting auditor to properly conduct audits as a result of any reason that may harm independence of the accounting auditor, the Board of Directors will submit an agenda concerning non-reappointment of such accounting auditor to a General Meeting of Shareholders with a consent of the Board of Statutory Auditors or upon a request of the Board of Statutory Auditors.

5. Systems and Policies of the Company

Systems to Ensure That the Duties of Directors are Executed in Compliance with Laws and Regulations and the Articles of Incorporation, and Other Systems Necessary for Ensuring that the Company’s Operation Will be Conducted Appropriately

1.  Systems to ensure that the duties of Directors and employees are executed in compliance with laws and regulations and the Articles of Incorporation

(i)

The Board of Directors establishes the Code of Ethics and the Guidelines to the Code of Ethics as the principles for all Executives, and employees of Makita and each of the Directors shall keep all Corporate Officers and employees informed of and in compliance with such ethics.

(ii)

In order to ensure corporate ethics and compliance, a system to discover problems within the Company is created by establishing consulting facilities inside and outside the Company as well as Internal Reporting Policy. In addition, an inquiry window shall be established on the Company’s website, to receive opinions and suggestions from outside the Company concerning accounting, internal controls and auditing.

(iii)	An Internal Audit Department is established that conducts internal audit as deemed necessary.

2.  Systems concerning the retention and management of information regarding the execution of duties by Directors

Information regarding the execution of duties by Directors shall be appropriately kept and managed in accordance with internal regulations such as the Regulations of the Board of Directors and the Regulations on Corporate Approval. Directors and Statutory Auditors shall have access to such information.

3.  Rules and other systems for risk management

(i)

Each Director has the power and responsibility to build a risk management system in Makita in the business areas of which they are in charge, and in the case where a significant event affecting the management of the Company arises, the Director shall report such event to the Board of Directors and Board of Statutory Auditors.

(ii)	Rules and guidelines on risk management regarding quality control, accident prevention, cash management and others, shall be established as necessary and operated by each department.

4.  Systems to ensure the efficient execution of Director’s duties

(i)

A regular meeting of the Board of Directors shall be held once a month and extraordinary meetings shall be held whenever necessary. In addition, pursuant to management policy decided by the Board of Directors, priority targets shall be established for each department in each term. Each Director shall execute his duty to accomplish relevant target and the Board of Directors shall oversight the progress and performance thereof.

(ii)

The Board of Directors establish standards concerning management structure and organization, positions, divisions of functions and duties and powers, which constitute the basis for implementing management policy, and operates business systematically and efficiently.

(iii)

The Board of Directors introduces the Corporate Officer system in order to promptly implement Makita strategy and strengthen the operational organization, and thereby make the business operation flexible and efficient.

5.  Systems to ensure the adequacy of business operations within Makita

(i)

Each of all subsidiaries is under control of Directors who are in charge of such subsidiary and important management matters and matters concerning misconduct shall be reported appropriately to such Director in accordance with the Reporting Policy. The Director who is in charge of such subsidiary, upon receipt of such report, shall inform the Board of Directors of the status of supervision when necessary.

(ii)

To ensure the credibility of financial reporting, the Board of Directors establishes policies on documentation and assessment of internal controls of financial reporting of Makita and evaluates the effectiveness of said policies.

(iii)	In order to enhance the corporate governance of Makita, Outside Directors shall be appointed.
(iv)

For supervision and review of internal control systems of Makita by Statutory Auditors, a system shall be established for Statutory Auditors to cooperate with the Internal Audit Department and other related division and to receive report from Accounting Auditors.

6.  Matters concerning employees posted to assist the duties of the Statutory Auditors when the Statutory Auditors so require and such employees’ independence from Directors

Necessary personnel be posted to assist the duties of the Statutory Auditors. In order to ensure the independence of such employees from Directors, the consent of the Board of Statutory Auditors is required for the appointment and change of such employees.

7.  Systems in accordance with which the Directors and employees report to the Statutory Auditors and other systems concerning reports to the Statutory Auditors

(i)

Directors, Corporate Officers and employees shall report to the Statutory Auditors with respect to matters that may cause significant damage to the Company, important management matters, matters concerning misconduct, status of structures and operation of the internal control system, and the operation of internal hotline system and the results of reports received under such system.

(ii)

The Company shall prepare a system that enables the Statutory Auditors to request reports from Directors, Corporate Officers and employees when necessary and that the Board of Statutory Auditors to exchange opinions with the Directors and Accounting Auditors.

8.  Other systems to ensure that audits by the Statutory Auditors will be conducted effectively

(i)

In order to enhance the supervisory function of the Board of Statutory Auditors over Accounting Auditors, “Policies and Procedures concerning Prior Approval of Auditing and Non-Auditing Services” shall be established. In addition, to ensure that audits by the Statutory Auditors will be conducted effectively, audit shall be conducted in accordance with standards for audit by Statutory Auditors.

(ii)	Full amount of the compensation to Statutory Auditors shall be fixed so that the independence of the Statutory Auditors can be secured.

9.  Systems to ensure elimination of antisocial forces

From the viewpoint of corporate social responsibility, Makita will consistently take a resolute stance against involvement in, and have absolutely no relationship with, the activities of antisocial forces that may threaten the order and the security of civil society.

(i)

The Company’s policy of “no intervention by antisocial forces has been permitted” is publicly announced, both internally and outside the Company, by expressly stipulating such in the management policy/quality policy and by displaying such on the Company’s website.

(ii)

Ban on transactions with antisocial forces are expressly stated in the “Guidelines to the Code of Ethics for Makita”, which prescribes the standards for officer and employee conduct applicable in the execution of their tasks. Each Director shall keep all Corporate Officers and employees informed of and in compliance with such prohibition.

(iii)

The Company has been liaising closely with the police and external related organizations, including the Public Interest Incorporated Foundation for Aichi Residents’ Conference for Violence, and endeavors to prevent any involvement in activities of antisocial forces, any damage caused thereby, and others.

(iv)

In addition to collecting information relevant to activities of antisocial forces from the police and external related organizations, the Company voluntarily participates in seminars. Also, the Company endeavors to share information within the Company and related departments of Makita.

CONSOLIDATED BALANCE SHEET

(As of March 31, 2012)

(Millions of Yen)

(Assets)		(Liabilities)

Current assets	276,763	Current liabilities	53,718

Cash and cash equivalents	44,812	Short-term borrowings	2,351

Time deposits	13,504	Trade notes and accounts payable	21,822

Short-term investments	25,125	Other payables	4,313

Trade receivables-		Accrued expenses	6,314

Notes	1,769	Accrued payroll	7,803

Accounts	48,445	Income taxes payable	5,293

Less- Allowance for doubtful receivables	(753)	Deferred income taxes	125

Inventories	129,571	Other liabilities	5,697

Deferred income taxes	5,898	Long-term liabilities	5,760

Prepaid expenses and other current assets	8,392	Long-term indebtedness	12

Property, plant and equipment, at cost	77,738	Accrued retirement and termination benefits	3,027

Land	20,498	Deferred income taxes	130

Buildings and improvements	73,332	Other liabilities	2,591

Machinery and equipment	75,460	Total liabilities	59,478

Construction in progress	6,594	(Equity)

Less- Accumulated depreciation	(98,146)	Common stock	23,805

Investments and other assets	28,755	Additional paid-in capital	45,421

Investments	19,154	Legal reserve and retained earnings

Goodwill	721	Legal reserve	5,669

Other intangible assets, net	4,515	Retained earnings	316,937

Deferred income taxes	853	Accumulated other comprehensive income (loss)	(59,066)

Other assets	3,512	Treasury stock, at cost	(11,513)

		Total Makita Corporation shareholders’ equity	321,253

		Noncontrolling interest	2,525

		Total equity	323,778
Total assets	383,256	Total liabilities and equity	383,256

CONSOLIDATED STATEMENT OF INCOME

(From April 1, 2011 to March 31, 2012)

(Millions of Yen)

Net sales		295,711

Cost of sales		180,541

Gross profit		115,170

Selling, general, administrative and others, net		66,654

Operating income		48,516

Other income (expenses):

Interest and dividend income	1,491

Interest expense	(242)

Exchange gains (losses) on foreign currency transactions, net	(2,150)

Realized gains (losses) on securities, net	(652)	(1,553)

Income before income taxes		46,963

Provision for income taxes:

Current	14,309

Deferred	(135)	14,174

Net income		32,789

Less: Net income attributable to the noncontrolling interest		(292)

Net income attributable to Makita Corporation		32,497

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME (LOSS)

(From April 1, 2011 to March 31, 2012)

(Millions of Yen)

	Makita Corporation shareholders’ equity						Non-controlling interest	Total
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Beginning balance	23,805	45,420	5,669	293,532	(54,824)	(6,453)	2,529	309,678

Purchases and disposal of treasury stock, net		1				(5,060)		(5,059)

Cash dividends				(9,092)			(150)	(9,242)

Comprehensive income (loss)

Net income				32,497			292	32,789

Foreign currency translation adjustment					(4,806)		(146)	(4,952)

Unrealized holding gains (losses) on available-for- sale securities					487			487

Pension liability adjustment					77			77

Total comprehensive income (loss)
Ending balance	23,805	45,421	5,669	316,937	(59,066)	(11,513)	2,525	323,778

	Comprehensive income (Loss)
	Net income attributable to Makita Corporation	Net income attributable to the non-controlling interest	Total
Beginning balance

Purchases and disposal of treasury stock, net

Cash dividends

Comprehensive income (loss)

Net income	32,497	292	32,789

Foreign currency translation adjustment	(4,806)	(146)	(4,952)

Unrealized holding gains (losses) on available-for- sale securities	487		487

Pension liability adjustment	77		77

Total comprehensive income (loss)	28,255	146	28,401
Ending balance

Notes to Consolidated Financial Statements

Notes to Important Basic Matters for Preparation of Consolidated Financial Statements

1. Basis of presentation

The consolidated financial statements are prepared in accordance with United States Generally Accepted Accounting Principles (“US GAAP”) pursuant to the provision of Article 120-2, paragraph 1 of the Ordinance on Accounting of Companies. However, certain disclosures required under US GAAP are omitted pursuant to the second sentence of said paragraph.

2. Scope of consolidation

Number of consolidated subsidiaries: 50

Major subsidiaries are as follows:

Makita U.S.A. Inc., Makita (U.K.) Ltd., Makita France SAS,

Makita Werkzeug G.m.b.H (Germany), Makita Oy (Finland),

Makita Gulf FZE (U.A.E.), Makita (China) Co., Ltd.,

Makita (Kunshan) Co., Ltd., Makita (Australia) Pty. Ltd.,

Makita do Brasil Ferramentas Elétricas Ltda. etc.

3. Valuation of Short-term investments and Investments
The Company conforms to Accounting Standards Codification (“ASC”) 320, “Investments-Debt and Equity Securities”
Held-to-maturity securities:	Amortized cost
Available-for-sale securities:	Evaluation by the fair value
All valuation allowances are reported in Accumulated other comprehensive income (loss). The cost of securities sold is based on the moving-average method.

4. Valuation of inventories
Inventories are valued at the lower of cost or market price, with cost determined principally based on the average method. Inventory costs include raw materials, labor and manufacturing overheads.

5. Depreciation method of fixed assets
Tangible fixed assets:

Depreciation of tangible fixed assets of the Company is computed by using the declining-balance method over the estimated useful lives. Most of the consolidated subsidiaries have adopted the straight-line method for computing depreciation.

Goodwill and other intangible assets, net:

With respect to goodwill, in compliance with ASC 350, “Intangibles-Goodwill and Other”, amortization is not performed, but impairment testing is carried out at least once a year in principle. Amortization is performed using the straight-line method with regard to other intangible fixed assets that have clearly established years of service.

6. Allowances

Allowance for doubtful receivables:

The allowance is determined based on, but is not limited to, historical collection experience adjusted for the effects of the current economic environment, assessment of inherent risks, aging and financial performance. Allowance for doubtful receivables represents the Makita’s best estimate of the amount of probable credit losses in its existing receivables.

Retirement and termination allowances:

In accordance with ASC 715, “Compensation-Retirement Benefits”, pension and severance cost is accrued based on the projected benefit obligations and the fair value of plan assets at the balance sheet date.

Each overfunded plans and postretirement plans are recognized as an asset and each underfunded plan and postretirement plans are recognized as a liability.
Unrecognized prior service cost is amortized by the straight-line method over the average remaining service period of employees.

Unrecognized actuarial difference is recognized by amortizing a portion in excess of 10% of the greater of the projected benefit obligations or the fair value of plan assets at the beginning of the term by the straight-line method over the average remaining service period of employees.

7. Consumption tax is accounted for by allocation separately from related sales and purchase accounts.

8. Restatement/ reclassification

To increase the transparency in the disclosure of the status of liabilities, the total amount of “Other payables”, “Accrued expenses” and “Other liabilities” that has been presented as “accrued expenses and other” (17,694 million yen in the previous term) for the previous term is reported in separate lines from the current term.

Notes to Consolidated Balance Sheet

Guarantee (contingent liabilities):	3 million yen

Notes to Consolidated Statement of Shareholders’ Equity

1. Matter regarding shares issued

Kind of shares	Beginning of the term	Increase	Decrease	End of the term
Common stock	140,008,760 shares	-	-	140,008,760 shares

2. Matter regarding treasury stock

Kind of shares	Beginning of the term	Increase	Decrease	End of the term
Common stock	2,251,061 shares	2,007,907 shares	726 shares	4,258,242 shares

(Reasons for the change)

The reasons for the increase are as follows:

Purchases of treasury stock:	2,000,000 shares
Purchase of shares constituting less than a full unit:	7,907 shares

The reason for the decrease is as follows:

Sales of shares constituting less than a full unit:	726 shares

Notes to Financial Instruments

1. Matter regarding status of financial instruments

Makita carries out short-term and other investments in order to secure profits on a stable basis. Short-term investment consists primarily of MMF (Money Management Fund) and FFF (Free Financial Fund). Other investment is made mainly in marketable shares (shares other than those purely for investment purpose). Long-term liabilities comprise long-term loans from banks and capital-lease obligations. Forward exchange contracts were entered into with the aim of reducing such market risks as foreign exchange rate fluctuations.

2. Matter regarding such as market value of financial instruments

The following methods and significant assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate a fair value:

(1)	Cash and Cash Equivalents, Time Deposits, Trade Notes and Accounts Receivable, Short-term Borrowings, Trade Notes and Accounts Payable, Other payables, and Accrued expenses

The carrying amounts approximate fair value because of the short maturities of those instruments.

(2)	Long-term Time Deposits

The fair value is estimated by discounting future cash flows using the current rates that Makita would be offered for deposits with similar terms and remaining maturities.

(3)	Short-term investments and Investments

The fair value of marketable and investment securities is estimated based on quoted market prices. For certain investments such as non-marketable securities, since there are no quoted market prices existing, a reasonable estimation of a fair value could not be made without incurring excessive cost, and such securities have been excluded from fair value disclosure. The fair value of such securities is estimated if and when there are indications that the investment may be impaired. Non-marketable securities amounted to 387 million yen as of March 31, 2012.

(4)	Long-term Indebtedness

The fair value of long-term indebtedness is a present value of future cash flows associated with each instrument discounted using Makita’s current borrowing rates for similar debt instruments of comparable maturities.

(5)	Other Derivative Financial Instruments

The fair values of other derivative financial instruments, composed by foreign currency contracts, which are used for hedging purposes, are estimated by obtaining quotes and other relevant information from brokers.

The estimated fair value of the financial instruments was as follows:

	(Millions of Yen)

	Carrying Amount	Fair Value	Amount of difference
Short-term investments	25,125	25,122	(3)
Investments	18,767	18,764	(3)
Long-term time deposits	15	15	-
Long-term indebtedness including current maturities	(28)	(28)	-
Foreign currency contracts:
Assets	129	129	-
Liabilities	(281)	(281)	-

(6)	Limitation

The fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.

These estimates are subjective in nature and involve uncertainties and are matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Notes to Information Per Share

Total Makita Corporation shareholders’ equity per share	2,366.50	yen

Total Makita Corporation shareholders’ equity per share attributable to common stock was computed based on following;

Total Makita Corporation shareholders’ equity in the balance sheet	321,253	million yen
Total Makita Corporation shareholders’ equity available to common stock	321,253	million yen
Number of shares issued (excluding treasury stock) as of March 31, 2012	135,750,518	shares

Earning per share (Basic) Net income attributable to Makita Corporation common shareholders	236.78	yen
Earning per share (Basic) Net income attributable to Makita Corporation common shareholders was computed based on following;

Net income attributable to Makita Corporation in the statement of income	32,497	million yen
Net income attributable to Makita Corporation available to common stock	32,497	million yen
Average number of outstanding shares of common stock	137,244,683	shares

BALANCE SHEET

(As of March 31, 2012)

(Millions of Yen)

(Assets)		(Liabilities)

Current assets	68,440	Current liabilities	18,566

Cash and time deposits	5,378	Trade accounts payable	7,247

Trade notes receivable	229	Other accounts payable	2,035

Trade accounts receivable	20,873	Accrued expenses	4,730

Marketable securities	17,111	Corporate and inhabitant income taxes payable	3,292

Finished goods and merchandise	9,573	Allowance for Directors’ bonuses	128

Work-in-process	1,116	Allowance for product warranties	335

Raw materials and supplies	1,770	Other	799

Short-term loans receivable	9,258

Deferred income tax assets	2,410	Long-term liabilities	1,886

Other	733	Retirement and termination allowances	212

Allowance for doubtful accounts	(11)	Estimated retirement allowances for Directors and Statutory Auditors	384

Fixed assets	163,982	Long-term accounts payable	329

Tangible fixed assets	36,116	Asset retirement obligation	14

Buildings	18,890	Deferred income tax liabilities	947

Structures	805	Total liabilities	20,452

Machinery and equipment	1,459

Vehicles and transportation equipment	18

Tools, furniture and fixtures	1,222	(Net assets)

Land	12,841	Shareholders’ equity	208,717

Construction in progress	881	Common stock	24,206

Intangible fixed assets	3,293	Capital surplus	47,526

Software	400	Additional paid-in capital	47,525

Industrial property	2,300	Other capital surplus	1

Other	593	Retained earnings	148,498

Investment and other assets	124,573	Legal reserve	5,669

Investment securities	27,042	Other retained earnings	142,829

Stocks of affiliates	57,746	Reserve for dividend	750

Investment in affiliates	25,461	Reserve for technical research	1,500

Long-term loans receivable	6,871	Reserve for advanced depreciation	896

Lease deposits	354	General reserves	85,000

Prepaid pension expenses	7,063	Retained earnings carried forward	54,683

Other	50	Treasury stock	(11,513)

Allowance for doubtful accounts	(14)	Valuation and translation adjustments	3,253

		Net unrealized gains on securities	3,253

		Total net assets	211,970
Total assets	232,422	Total liabilities and net assets	232,422

STATEMENT OF INCOME

(From April 1, 2011 to March 31, 2012)

(Millions of Yen)

Net sales		119,758

Cost of sales		77,339

Gross profit		42,419

Selling, general and administrative expenses		27,873

Operating profit		14,546

Non-operating income

Interest and dividend income	3,458

Other non-operating income	801	4,259

Non-operating expense

Exchange losses on foreign currency transactions	378

Other non-operating expense	4	382

Ordinary profit		18,423

Special gain

Gain on sales of fixed assets	0

Gain on sales of investment securities	0	0

Special loss

Loss on sales and disposal of fixed assets	114

Loss on evaluation of investment securities	176

Loss on evaluation of stocks of subsidiaries	400	690

Income before income taxes		17,733

Income taxes - current		5,047

Income taxes - deferred		967

Net income		11,719

STATEMENT OF CHANGES IN NET ASSETS

(From April 1, 2011 to March 31, 2012)

(Millions of Yen)

Shareholders’ equity
Common stock
Beginning balance	24,206
Ending balance	24,206
Capital surplus
Additional paid-in capital
Beginning balance	47,525
Ending balance	47,525
Other capital surplus
Beginning balance	-
Changes in the term
Disposal of treasury stock	1
Total changes in the term	1
Ending balance	1
Total capital surplus
Beginning balance	47,525
Changes in the term
Disposal of treasury stock	1
Total changes in the term	1
Ending balance	47,526
Retained earnings
Legal reserve
Beginning balance	5,669
Ending balance	5,669
Other retained earnings
Reserve for dividend
Beginning balance	750
Ending balance	750
Reserve for technical research
Beginning balance	1,500
Ending balance	1,500
Reserve for advanced depreciation
Beginning balance	928
Changes in the term
Reversal of reserve for advanced depreciation	(32)
Total changes in the term	(32)
Ending balance	896
General reserves
Beginning balance	85,000
Ending balance	85,000

(Millions of Yen)

Retained earnings carried forward
Beginning balance	52,024
Changes in the term
Reversal of reserve for advanced depreciation	32
Dividends paid	(9,092)
Net income	11,719
Total changes in the term	2,659
Ending balance	54,683
Total retained earnings
Beginning balance	145,871
Changes in the term
Reversal of reserve for advanced depreciation	-
Dividends paid	(9,092)
Net income	11,719
Total changes in the term	2,627
Ending balance	148,498
Treasury stock
Beginning balance	(6,453)
Changes in the term
Purchase of treasury stock	(5,062)
Disposal of treasury stock	2
Total changes in the term	(5,060)
Ending balance	(11,513)
Total shareholders’ equity
Beginning balance	211,149
Changes in the term
Reversal of reserve for advanced depreciation	-
Dividends paid	(9,092)
Net income	11,719
Purchase of treasury stock	(5,062)
Disposal of treasury stock	3
Total changes in the term	(2,432)
Ending balance	208,717

(Millions of Yen)

Valuation and translation adjustments
Net unrealized gains on securities
Beginning balance	2,935
Changes in the term
Net change of items other than shareholders’ equity	318
Total changes in the term	318
Ending balance	3,253
Total valuation and translation adjustments
Beginning balance	2,935
Changes in the term
Net change of items other than shareholders’ equity	318
Total changes in the term	318
Ending balance	3,253
Total net assets
Beginning balance	214,084
Changes in the term
Reversal of reserve for advanced depreciation	-
Dividends paid	(9,092)
Net income	11,719
Purchase of treasury stock	(5,062)
Disposal of treasury stock	3
Net change of items other than shareholders’ equity	318
Total changes in the term	(2,114)
Ending balance	211,970

Notes to Non-consolidated Financial Statements

Notes to Significant Accounting Policies

1. Valuation of securities
Held-to-maturity securities:	Amortized cost (straight-line method)
Stocks of subsidiaries:	At moving-average cost
Available-for-sale securities
Those having fair market value:	Fair market value as of term-end
All valuation allowances are credited to shareholders’ equity.
The cost of securities sold is based on the moving-average method.
Those having no fair market value:	At moving-average cost

2. Valuation of net assets and liabilities accrued from derivative transactions:
Fair market value as of term-end

3. Valuation of inventories
Inventories are valued at the lower of cost or market price.
Finished goods, merchandise, work in process, and raw materials:
At the lower of average cost or market
Supplies:	At the lower of latest purchase cost or market

4. Depreciation method of fixed assets

Tangible fixed assets:	Declining-balance method
(Excluding lease assets)	However, buildings acquired on or after April 1, 1998, (excluding fixtures) are depreciated on the straight-line method.
Estimated life:
	Buildings:	38 to 50 years
	Machinery and equipment:	7 to 10 years

Intangible fixed assets:	Straight-line method
(Excluding lease assets)	Software for internal use is depreciated on the straight-line method over its estimated useful life (5 years).
Industrial property rights are depreciated on the straight-line method over 8 to 14 year period.

Lease assets:

Lease assets relating to finance lease transactions, excluding those whose ownership is transferred to the lessee upon lease expiration, are depreciated by the straight-line method over the lease term with no residual value, the lease term being regarded as the estimated asset service life.

5. Allowances

Allowance for doubtful accounts:

The allowance for doubtful accounts is reserved based on the historical write-off ratio for accounts receivable. For accounts receivable that are difficult to collect, individually estimated write-off amounts are reserved.

Allowance for Directors’ bonuses:	In preparation for the anticipated payment of Directors’ bonuses, we appropriated the amount estimated to pay for the term.
Allowance for product warranties:	In preparation for the payment of product after-service and free post-sale repair services, we appropriated the projected amount based on actual payment in the past.
Retirement and termination allowances:

To be prepared for employee retirement, retirement and termination allowances and prepaid pension expenses are reserved based on projected benefit obligations and plan assets at the balance sheet date.. Past service liabilities are amortized by the straight-line method over the average remaining employment period. Actuarial differences are amortized starting immediately after the year of accruement by the straight-line method over the average remaining employment period.

Estimated retirement allowances for Directors and Statutory Auditors:

The Company terminated the retirement allowance plan for Directors and Statutory Auditors as of the end of the Ordinary General Meeting of Shareholders held on June 29, 2006. The balance of the term end is the amount of the reserve for the period of office served until abolition of the plan by those current Directors (excluding Outside Director) and Statutory Auditors who served until June 29, 2006.

6. Consumption tax is accounted for by allocation separately from related sales and purchase accounts.

7. Additional information

The Company adopted the “Accounting Standard for Accounting Changes and Error Corrections” (ASBJ Statement No. 24, as of December 4, 2009) and the “Guidance on Accounting Standard for Accounting Changes and Error Corrections” (ASBJ Guidance No. 24, as of December 4, 2009) for the accounting changes and the correction of the past errors conducted after the beginning of the current term.

Notes to Balance Sheet

1. Accumulated depreciation on tangible fixed assets:
Buildings	23,239	million yen
Structures	2,078	million yen
Machinery and equipment	14,987	million yen
Vehicles and transportation equipment	358	million yen
Tools, furniture and fixtures	26,873	million yen

Total	67,535	million yen

2. Guarantee:
Guarantee for borrowing from financial institution
Maximum amount of guarantee for Makita U.S.A. Inc. (50 million U.S. dollars)	4,110	million yen
Guarantee for housing loan to employees	3	million yen
Guarantee for the customer’s accounts payable
Makita General Service Co., Ltd.	9	million yen

Total	4,122	million yen

3. Receivables and payables for affiliates:
Short-term receivables	18,691	million yen
Long-term receivables	6,865	million yen
Short-term payables	4,394	million yen

Notes to Statement of Income

Transactions with affiliates
Amount of operating transactions
Sales	50,102	million yen
Purchases, etc.	26,206	million yen
Amount of non-operating transactions	3,654	million yen

Notes to Statement of Changes in Net Assets

1. Matter regarding shares issued

Kind of shares	Beginning of the term	Increase	Decrease	End of the term
Common stock	140,008,760 shares	-	-	140,008,760 shares

2. Matter regarding treasury stock

Kind of shares	Beginning of the term	Increase	Decrease	End of the term
Common stock	2,251,061 shares	2,007,907 shares	726 shares	4,258,242 shares

(Reasons for the change)

The reasons for the increase are as follows:

Purchases of treasury stock:	2,000,000 shares
Purchase of shares constituting less than a full unit:	7,907 shares

The reason for the decrease is as follows:

Sales of shares constituting less than a full unit:	726 shares

3. Matter regarding subscription rights

None.

4. Matter regarding dividend distribution

(1) Amount of dividend distribution

Resolution	Kind of shares	Total amount of dividends (millions of yen)	Dividend per share (yen)	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 28, 2011	Common stock	7,026	51	March 31, 2011	June 29, 2011
Board of Directors’ meeting held on October 31, 2011	Common stock	2,066	15	September 30, 2011	November 28, 2011

(2) Although the record date falls in the term, some dividends become effective during the following term.

Scheduled resolution	Kind of shares	Dividend resource	Total amount of dividends (millions of yen)	Dividend per share (yen)	Record date	Effective date
Ordinary General Meeting of Shareholders to be held on June 26, 2012	Common stock	Retained earnings	7,738	57	March 31, 2012	June 27, 2012

Notes to Tax Effect Accounting

1.	The main reasons for deferred income tax assets and liabilities are as follows:

Short-term deferred income tax assets
Accrued expenses	1,540	million yen
Inventories	340	million yen
Outstanding enterprise taxes	331	million yen
Tax credit carried forward	143	million yen
Others	56	million yen

Net amount of short-term deferred income tax assets	2,410	million yen

Long-term deferred income tax assets
Loss on evaluation of investment securities	3,353	million yen
Excess in depreciation	1,705	million yen
Estimated retirement allowances for Directors and Statutory Auditors	135	million yen
Loss on impairment of land	98	million yen
Others	42	million yen

Subtotal	5,333	million yen
Valuation allowance	(1,463)	million yen

Total	3,870	million yen

Long-term deferred income tax liabilities
Retirement and termination allowances	(2,527)	million yen
Net unrealized gains on securities	(1,763)	million yen
Advanced depreciation	(527)	million yen

Total	(4,817)	million yen

Net amount of long-term deferred income tax liabilities	947	million yen

2.

Major items causing the significant difference between the statutory effective income tax rate applicable to the Company and the rates of tax burden after the adoption of tax effect accounting are as follows:

Statutory effective tax rate	40.0%

(Reconciliations)

Change in for valuation allowance	(0.7%)

Dividend income and other permanently non-taxable income	(6.5%)

Tax sparing impact	(2.7%)

Effect of tax rate change	2.1%

Other	1.7%

Tax burden rates after tax effect accounting	33.9%

3. Changing of the amount of deferred income tax assets and liabilities due to a change in the statutory effective tax rate

Along with the promulgation of the Law to Revise the Income Tax, etc., in Order to Construct a Tax System Addressing Changes in the Socio-Economic Structure (Act No. 114 of 2011) and the Act on Special Measures for Securing Financial Resources Necessary for Reconstruction from the Great East Japan Earthquake (Act No. 117 of 2011), each being effective on December 2, 2011, the statutory effective tax rate used for the calculation of the deferred income tax assets and liabilities for the current term was changed from 40.0% in the previous term to 37.4%, with respect to the period when the reversal of temporary difference was expected to be from April 1, 2012 through March 31, 2015, and 35.1% with respect to the period when the reversal of temporary difference was expected to be after April 1, 2015, respectively.

As a result, the amount of deferred income tax assets (net of the amount of the deferred income tax liabilities) decreased by 121 million yen, and the tax provision, deferred and the net unrealized gains on securities accrued for the current term increased by 367 million yen and 246 million yen, respectively.

Notes to Fixed Assets Used through Leases

Operating	leases

Lease commitments under non-cancelable operating leases

Within 1 year	141 million yen
Over 1 year	306 million yen

Notes to Transactions with Related Parties

1.	Directors and primary individual shareholders

Attribute	Directors and their relatives		Companies which directors and their relatives own the majority of voting rights (including the subsidiaries of such companies)
Corporate name	JTEKT Corporation		TOA Co., Ltd. (Note 2)	Maruwa, Ltd. (Note 3)
Principal business or position	Director of the Company (Chairman and Representative Director of JTEKT Corporation)		Design, manufacture and distribution of automatic regulators	Real estate business
Owning and owned ratio of voting rights (%)	Direct owning ratio: 0.0 Direct owned ratio: 0.1		Direct owned ratio: 0.0	Direct owned ratio: 2.9
Relationship	Purchase of production equipment Acceptance of seconded employees Interlocking Directors (Number of directors: 1)		Purchase of production equipment Interlocking Directors (Number of directors: 1)	Advertising Interlocking Directors (Number of directors: 1)
Principal transactions	Purchase of production equipment (Note 1)	Acceptance of seconded employees (Note 1)	Purchase of production equipment (Note 1)	Advertising (Note 1)
Transaction amount (millions of yen) (Note 4)	7	82	75	2
Account title	Other accounts payable	-	Other accounts payable	-
Balance at end of the term (millions of yen) (Note 4)	2	-	2	-

Terms of transactions and the policy to decide the terms

(Note 1)	The terms of the transactions with JTEKT Corporation, TOA Co., Ltd. and Maruwa, Ltd. are the same as those other general transactions.
(Note 2)	Masahiko Goto, President and Representative Director of the Company, and his relatives own 100% of voting rights of TOA Co., Ltd.
(Note 3)	Masahiko Goto, President and Representative Director of the Company, and his relatives own 68.1% of voting rights of Maruwa, Ltd.
(Note 4)	The above stated transaction amount do not include consumption tax, and that balance at end of the term includes consumption tax.

2. Subsidiaries

Attribute	Subsidiaries
Corporate name	Makita U.S.A. Inc. (United States)	Makita Gulf FZE (U.A.E.)	Dolmar GmbH (Germany)	Makita do Brasil Ferramentas Elétricas Ltda. (Brazil)
Owning and owned ratio of voting rights (%)	Direct owning ratio: 100.0	Direct owning ratio: 100.0	Direct owning ratio: 1.0 Indirect owning ratio: 99.0	Direct owning ratio: 99.9
Relationship	Debt guarantee	Money loan	Money loan	Money loan
	Interlocking Directors (Number of directors: 1)	Interlocking Directors (Number of directors: 1)	Interlocking Directors (Number of directors: 1)
Principal transactions	Debt guarantee (Note 1)	Money loan (Note 2)	Money loan (Note 2)	Money loan (Note 2)
Transaction amount (millions of yen) (Note 6)	4,110	7,173	4,213	4,000
Account title	-	Short-term loans receivable	Short-term loans receivable	Long-term loans receivable
Balance at end of the term (millions of yen) (Note 6)	-	4,110	1,098	4,000

Attribute	Subsidiaries
Corporate name	Makita Numazu Corporation (Numazu city, Shizuoka Prefecture)	Makita Manufacturing (Thailand) Co., Ltd. (Thailand)	Makita (Kunshan) Co., Ltd. (China)
Owning and owned ratio of voting rights (%)	Direct owning ratio: 100.0	Direct owning ratio: 100.0	Direct owning ratio: 100.0
Relationship	Money loan	Investment in establishment and capital increase	Purchase of finished goods and merchandise
	Interlocking Directors (Number of directors: 1)	Interlocking Directors (Number of directors: 2)	Interlocking Directors (Number of directors: 4)
Principal transactions	Money loan (Note 3)	Subscription of shares on incorporation and additional increase of capital (Note 4)	Purchase of finished goods and merchandise (Note 5)
Transaction amount (millions of yen) (Note 6)	22,350	2,421	15,003
Account title	Long-term loans receivable	Stocks of affiliates	Trade accounts payable
Balance at end of the term (millions of yen) (Note 6)	1,950	2,421	2,768

Terms of transactions and the policy to decide the terms

(Note 1)	For Makita U.S.A. Inc., we have guaranteed its debt, and the amount shown in “Transaction amount” represents the maximum amount of guarantee (50 million U.S. dollars with no payment deadline).
(Note 2)	Regarding money loan, we decide upon reasonable rates of interest, considering the prevailing market rate. We have not taken collateral.
(Note 3)

Regarding money loan, we decide upon reasonable rates of interest, considering the prevailing market rate. Collective receivables and collective movables of Makita Numazu Corporation are subject to restrictions as collateral.

(Note 4)	The Company subscribed for shares on incorporation and additional increase of capital.
(Note 5)	Conducted on the ordinary terms of transactions that are equal to arm’s-length transactions.
(Note 6)	Consumption tax is not included in the transaction amount and the balance at end of the term.

Notes to Information Per Share

Net assets per share	1,561.47	yen
Net assets per share attributable to common stock was computed based on following;
Total net assets in the balance sheet	211,970	million yen
Net assets available to common stock	211,970	million yen
Number of shares issued (excluding treasury stock) as of March 31, 2012	135,750,518	shares

Net income per share	85.39	yen
Net income per share attributable to common stock was computed based on following;
Net income	11,719	million yen
Net income available to common stock	11,719	million yen
Average number of outstanding shares of common stock	137,244,683	shares

[English Translation of the Independent Auditor’s Report Originally Issued in the Japanese Language]

Independent Auditor’s Report

May 25, 2012

The Board of Directors

Makita Corporation

KPMG AZSA LLC

Noriaki Habuto (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Hideaki Koyama (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Hisashi Ohkita (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

We have audited the consolidated financial statements, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of shareholders’ equity and comprehensive income (loss) and the notes to consolidated financial statements of Makita Corporation as at March 31, 2012 and for the year from April 1, 2011 to March 31, 2012 in accordance with Article 444-4 of the Companies Act.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the provision of the second sentence of Article 120-2-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above, which were prepared in accordance with the second sentence of Article 120-2-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under accounting principles generally accepted in the United States of America, present fairly, in all material respects, the financial position and the results of operations of Makita Corporation and its subsidiaries for the period, for which the consolidated financial statements were prepared.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Notes to the Reader of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act.

[English Translation of the Independent Auditor’s Report Originally Issued in the Japanese Language]

Independent Auditor’s Report

May 25, 2012

The Board of Directors

Makita Corporation

KPMG AZSA LLC

Noriaki Habuto (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Hideaki Koyama (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Hisashi Ohkita (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

We have audited the non-consolidated financial statements, comprising the balance sheet, the statement of income, the statement of changes in net assets and the notes to non-consolidated financial statements, and the supplementary schedules of Makita Corporation as at March 31, 2012 and for the year from April 1, 2011 to March 31, 2012 in accordance with Article 436-2-1 of the Companies Act.

Management’s Responsibility for the Non-Consolidated Financial Statements and Others

Management is responsible for the preparation and fair presentation of the non-consolidated financial statements and the supplementary schedules in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of non-consolidated financial statements and the supplementary schedules that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the non-consolidated financial statements and the supplementary schedules based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the non-consolidated financial statements and the supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the non-consolidated financial statements and the supplementary schedules. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the non-consolidated financial statements and the supplementary schedules, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the non-consolidated financial statements and the supplementary schedules in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the non-consolidated financial statements and the supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the non-consolidated financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of Makita Corporation for the period, for which the non-consolidated financial statements and the supplementary schedules were prepared, in accordance with accounting principles generally accepted in Japan.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Notes to the Reader of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act.

English Translation of the Audit Report of Board of Statutory Auditors Originally Issued in Japanese Language

AUDIT REPORT

The Board of Statutory Auditors, having discussed with each other based on the audit reports prepared by each Statutory Auditor regarding the performance of duties of Directors during the 100th term, from April 1, 2011 to March 31, 2012, does hereby report the results of their audit as follows:

1. Auditing Method Employed by Statutory Auditors and Board of Statutory Auditors and Details Thereof

The Board of Statutory Auditors established the audit policy and duties of each Statutory Auditor, received reports from each Statutory Auditor on the execution of audits and results thereof and received reports from Directors and other related persons and Accounting Auditors on the performance of their duties, and, when necessary, requested explanations.

In conformity with the auditing standards for the Statutory Auditors established by the Board of Statutory Auditors and in accordance with the audit policy and the duties assigned to each Statutory Auditor by the Board of Statutory Auditors, each Statutory Auditor has had communication with Directors, employees such as a staff of Internal Auditing Office and other related persons and endeavored to gather information and create an improved environment for auditing. Each Statutory Auditor also attended meetings of the Board of Directors and other important meetings, received from Directors, employees and other related persons reports on the performance of their duties, and, when necessary, requested explanations. Each Statutory Auditor also inspected the important documents and examined the status of operations and properties at the head office and the principal offices of the Company. The Statutory Auditors regularly received from Directors, employees and other related persons reports and, when necessary, requested explanations and expressed opinions with respect to the status of establishment and operation of systems to ensure that the Directors perform their duties stated in the Business Report in compliance with applicable laws and regulations and the Articles of Incorporation, the content of a resolution of the Board of Directors concerning the establishment of other systems necessary to ensure the propriety of company’s operations as provided for in Article 100, Paragraphs 1 and 3 of the Ordinance for Enforcement of the Companies Act (internal control system), and the systems established based on said resolution. As for the subsidiaries of the Company, the Statutory Auditors, having communication with the directors and statutory auditors and other related persons of the subsidiaries and sharing information among them, received reports from such subsidiaries as necessary. According to the foregoing method, we examined the business report and the accompanying supplemental schedules for this term.

In addition, the Statutory Auditors also monitored and examined whether the Accounting Auditors maintain their independence and conduct their audits in an appropriate manner. The Statutory Auditors received reports from the Accounting Auditors on the performance of their duties and, when necessary, requested their explanations. The Statutory Auditors also received notification from the Accounting Auditors that they have taken steps to improve the “system for ensuring appropriate execution of the duties of the accounting auditors” (as set forth in Items of Article 131 of the Ordinance on Corporate Accounting) in compliance with the “Quality Control Standard for Auditing” (adopted by the Business Accounting Council on October 28, 2005). The Statutory Auditors requested explanations on such notifications as necessary. According to the foregoing method, the Statutory Auditors reviewed the financial statements for this term (balance sheet, statement of income, statement of changes in net assets and notes to non-consolidated financial statements) and the accompanying supplemental schedules and the consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of shareholders’ equity and comprehensive income (loss) and notes to consolidated financial statements).

2. Results of Audit

(1) Results of Audit of the Business Report and Others

A.

We confirm that the business report and the accompanying supplemental schedules present fairly the status of the Company in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of the Company.

B.

We confirm that there are no fraudulent acts or material facts that violated the applicable laws and regulations of Japan or the Articles of Incorporation of the Company in the course of the performance of the duties of the Directors.

C.

We confirm that the substance of the resolutions by the Board of Directors regarding establishment of Internal Control System is appropriate. We do not see anything to be pointed out on the description of the business report, and the performance of the Directors regarding the Internal Control System.

(2) Results of Audit of the Financial Statements and the Accompanying Supplemental Schedules

We confirm that the method and the results of the audit conducted by KPMG AZSA LLC, the Accounting Auditors, are appropriate.

(3) Results of Audit of the Consolidated Financial Statements

We confirm that the method and the results of the audit conducted by KPMG AZSA LLC, the Accounting Auditors, are appropriate.

May 29, 2012

Board of Statutory Auditors

Makita Corporation

Toshihito Yamazoe (Seal)

Standing Statutory Auditor

Haruhito Hisatsune (Seal)

Standing Statutory Auditor

(Outside Statutory Auditor)

Masafumi Nakamura (Seal)

Outside Statutory Auditor

Michiyuki Kondo (Seal)

Outside Statutory Auditor

REFERENCE DOCUMENT

Propositions and Explanatory Information

Agenda Item No. 1: Appropriations of Surplus

The Company makes it its basic policy for profit distribution to propose the dividends with a target consolidated dividend payout ratio of at least 30% of net income, with a minimum amount for annual total dividends at 18 yen per share; provided, however, that if special circumstances arise, the amount of dividends will be determined based on Net income attributable to Makita Corporation after certain adjustments reflecting such circumstances.

Taking into consideration this basic policy, the future business environment and the business strategy, it is proposed that the surplus be appropriated as follows. As this appropriation, the total dividends for the term under review shall amount to 72 yen per share that include interim dividends in the amount of 15 yen per share.

1. Matters on allocation of dividends to shareholders and total amount of allocation

57 yen per share of common stock

Total amount: 7,737,779,526 yen

2. Effective date of dividend payment

June 27, 2012

Agenda Item No. 2: Election of 3 Statutory Auditors

The term of office of 3 Statutory Auditors presently in office, Mr. Toshihito Yamazoe, Haruhito Hisatsune, and Michiyuki Kondo will have expired at the conclusion of this General Shareholders’ Meeting. We would like to request the election of 3 Statutory Auditors.

The candidates are as follows:

The Board of Statutory Auditors has agreed to this proposal.

Candidate Number	Name (Date of birth)	Brief personal background, title and position at the Company and Important concurrent posts			Number of the Company’s shares held
1	Toshihito Yamazoe (October 16, 1949)	March	1974	Joined the Company	5,700
		December	1980	Transferred to Makita (U.K.) Ltd.
		March	1984	Transferred to Makita Werkzeug G.m.b.H (Germany)
		February	1985	Transferred to Makita Werkzeug Gesellschaft m.b.H. (Austria)
		March	1991	Transferred to S.A. Makita N.V. (Belgium)
		April	1999	Assistant General Manager of Asia and Oceania Sales Department of International Sales Headquarters 2 of the Company
		August	2000	President of Makita (China) Co., Ltd.
		April	2006	General Manager of Europe Sales Department of International Sales Headquarters of the Company
		June	2008	Statutory Auditor of the Company (present)
2	Haruhito Hisatsune (February 7, 1947)	July	1969	Joined the Bank of Japan	-
		May	1990	Manager of Government Securities Services Section of Operations Department
		May	1991	Officer of Examination Department
		April	1997	Joined the Hekikai Shinkin Bank, General Manager of Overseas Section
		May	1997	Director, General Manager of Overseas Section
		June	1999	Managing Director (in charge of Securities, Overseas and Compliance Supervision Office)
		January	2001	Managing Director (in charge of Business Center), Director of Business Center
		August	2003	Managing Director and Corporate Officer (in charge of Business Center), Director of Business Center
		June	2008	Outside Statutory Auditor of the Company (present)
3	Michiyuki Kondo (October 23, 1944)	April	1971	Attorney-at-law, admitted and belonging to the Nagoya Bar Association	1,600
		April	1971	Joined Takasu Hiroo Law Firm
		May	1977	Representative of Kondo Michiyuki Law Firm (present)
		May	2005	Outside Statutory Auditor of ELMO CO., LTD.
		June	2008	Outside Statutory Auditor of the Company (present)
		April	2010	Outside Statutory Auditor of TECHNO HORIZON HOLDINGS CO., LTD. (present)
		(Important Concurrent Posts)
		Representative of Kondo Michiyuki Law Firm

Notes:	1.	There is no special interest between the above candidates and the Company.
	2.	Mr. Haruhito Hisatsune and Mr. Michiyuki Kondo are candidates for Outside Statutory Auditors.
	3.

The Company proposes the election of Mr. Haruhito Hisatsune as Outside Statutory Auditor, considering that his many years of experience at financial institutions and his expertise in accounting, etc. will greatly contribute to the auditing system of the Company.

	4.

The Company proposes the election of Mr. Michiyuki Kondo as Outside Statutory Auditor, considering that, although he does not have any experience directly involving the corporate management, he will provide appropriate supervision for the management of the Company with his extensive knowledge and abundant experience through his practices as a lawyer.

	5.	Mr. Haruhito Hisatsune and Mr. Michiyuki Kondo are currently Outside Statutory Auditors of the Company, and will have been Outside Statutory Auditors for 4 years at the conclusion of this meeting.
	6.

With respect to liabilities set forth in Article 423, Paragraph 1 of the Companies Act, the Company has entered into a liability limitation agreement with Mr. Haruhito Hisatsune and Mr. Michiyuki Kondo which limits the maximum amount of his liabilities to the total amount provided for in each of the items of Article 425, Paragraph 1 of the Companies Act. If Mr. Haruhito Hisatsune and Mr. Michiyuki Kondo are appointed to be Outside Statutory Auditors, the Company will extend such an agreement.

	7.

The Company has designated Mr. Haruhito Hisatsune and Mr. Michiyuki Kondo as “Independent Statutory Auditors” as required by the regulations of the Tokyo Stock Exchange, Inc. and the Nagoya Stock Exchange, Inc. and made required notification therefor to these Stock Exchanges. If Mr. Haruhito Hisatsune and Mr. Michiyuki Kondo are appointed to be Outside Statutory Auditors, the Company plans to continue designating them as Independent Statutory Auditors.

	8

The stated number of the Company’s shares held by candidates for Statutory Auditors represents the actual number of shares each of candidates hold, including those vested to them in the Executive Stock Ownership Plan of the Company.

Agenda Item No. 3: Payment of Bonus to Directors

Bonus to Directors of the Company are, as with the basic policy for profit distributions, linked to consolidated business result. Compensation to Outside Director and Statutory Auditors are fixed, and they are not eligible to receive bonus payments.

At end of the term, the Company has 11 directors. In accordance with above policy, we would like to pay directors’ bonuses to 10 directors in the amount of 128 million yen considering performance during the term. This is with the exception of Mr. Motohiko Yokoyama, who is an Outside Director.